UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. _______)*


                       Aydin Corporation
____________________________________________________________
                        (Name of Issuer)

              Common Stock, par value $1.00 per share
____________________________________________________________
                   (Title of Class of Securities)

                         054681 10 1
____________________________________________________________
                         (CUSIP Number)

               I. Gary Bard, Aydin Corporation,
      700 Dresher Road, P.O. Box 349, Horsham, PA 19044
                      (215) 658-4550
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                          Copy to:

    John W. Kauffman, Esquire, Duane, Morris & Heckscher,
    4200 One Liberty Place, Philadelphia, PA  19103-7396
____________________________________________________________

                      February 25, 1997
____________________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___ .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Page 1 of 8 Pages

                                                          SEC 1746(12-91)

                              SCHEDULE 13D


CUSIP No. 054681  10  1                Page  2  of  8  Pages

____________________________________________________________

 1              NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSON

                I. Gary Bard
                ###-##-####
____________________________________________________________

 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                GROUP (See Instructions)

                (a)  _______
                (b)  _______
____________________________________________________________

 3              SEC USE ONLY

____________________________________________________________

 4              SOURCE OF FUNDS (See Instructions)

                OO
____________________________________________________________

 5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___

                ________
____________________________________________________________

 6              CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
____________________________________________________________

NUMBER OF       7              SOLE VOTING POWER
SHARES                         25,000 (1)
BENEFICIALLY    ____________________________________________
OWNED BY        8              SHARED VOTING POWER
EACH                           -0-
REPORTING       ____________________________________________
PERSON          9              SOLE DISPOSITIVE POWER
WITH                           25,000 (1)
                ____________________________________________
                10             SHARED DISPOSITIVE POWER
                               -0-
____________________________________________________________

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON

                626,927 (1)
____________________________________________________________

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)

                N/A
____________________________________________________________

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)

                12.2%
____________________________________________________________

14              TYPE OF REPORTING PERSON (See Instructions)

                IN
____________________________________________________________

(1)   See Item 5 of this Schedule 13D.

CUSIP No. 054681  10  1                Page  3  of  8  Pages

                              SCHEDULE 13D

Item 1.   Security and Issuer.

    This 13D relates to the $1.00 par value common stock (the
"Common Stock") of Aydin Corporation ("Aydin"), a Delaware corporation. The address of Aydin's principal office is 700
Dresher Road, P.O. Box 349, Horsham, PA 19044.

Item 2.     Identity and Background.

    (a)     The name of the person filing this Schedule 13D is
I. Gary Bard (the "Reporting Person").

    (b)     The Reporting Person's business address is 700
Dresher Road, P.O. Box 349, Horsham, PA 19044.

    (c)     The Reporting Person's principal occupation is
Chairman of the Board, President and Chief Executive Officer of Aydin Corporation, 700 Dresher Road, P.O. Box 349, Horsham,
PA 19044.

    (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)     The Reporting Person is a citizen of the United
States of America

Item 3.     Source or Amount of Funds or Other Contribution.

    On February 25, 1997, the Reporting Person was granted an option (the "Option") to purchase from EA Industries, Inc. ("EA") 596,927 shares (the "Shares") of Common Stock of Aydin at a purchase price of $11 per share (the "Option Agreement"). The Option may be exercised in full prior to 5:00 p.m., Eastern Standard Time, on March 19, 1997 (the "Expiration Time"). The Option is assignable by the Reporting Person. If the Option is exercised in full, (i) EA will transfer the Shares to the Reporting Person and/or his assigns free and clear of all pledges, claims, liens, encumbrances and other security interests, (ii) EA will deliver an assignment to the purchasers of the Shares of its rights under the Registration Rights Agreement dated January 1997 between

CUSIP No. 054681  10  1                Page  4  of  8  Pages

Aydin and EA and (iii) EA will deliver an irrevocable stock power, which shall be coupled with an interest, to the purchasers authorizing the purchasers to vote the Shares at any meeting of stockholders of Aydin for which EA is deemed the record holder with respect to the Shares.

  The Option was granted in connection with a letter agreement between EA and Aydin dated February 25, 1997 (the "Letter Agreement"), pursuant to which EA agreed to grant the Option to the Reporting Person. The Option was granted in response to EA's request to Aydin that Aydin cause the Shares to be to be registered for sale under the Securities Act of 1933 pursuant to demand registration rights granted to EA under a Registration Rights Agreement dated January 1997 between EA and Aydin.

  Under the Letter Agreement, if the Reporting Person and/or his assigns exercise the Option in full prior to the Expiration Time, Aydin and EA have agreed that upon consummation of the exercise of the Option: (i) Aydin will issue to EA a warrant to purchase up to 200,000 shares (the "Warrant Shares") of Aydin Common Stock (the "Warrant") exercisable over a three-year period, of which 100,000 Warrant Shares would be exercisable at a per share purchase price of $12.10 and 100,000 Warrant Shares would be exercisable for a per share purchase price of $13.20; (ii) Aydin will enter into a new registration rights agreement (the "Warrant Registration Rights Agreement") with EA with respect to the Warrant Shares,
(iii) EA will agree to serve as a consultant to Aydin during the three-year term of the Warrant for the purpose of providing such assistance to Aydin in soliciting customers internationally and exploring strategic joint ventures as EA and Aydin mutually deem appropriate in their reasonable discretion; and (iv) Irwin L. Gross, Chairman of EA and a director of Aydin, will resign as a director of Aydin. If the Option is not exercised in full prior to the Expiration Time, the foregoing provisions described in this paragraph will become null and void.

Item 4.     Purpose of Transaction.

  The Reporting Person is filing this Schedule 13D to report his acquisition of the Option to purchase the Shares, of which he may be deemed the beneficial owner by virtue of the provisions of Rule 13d-1(d)(1)(i), inasmuch as he has the right to acquire beneficial ownership of the Shares within 60 days of February 25, 1997. The Reporting Person currently intends to assign all or a portion of the Option to one or more persons who will agree, as a condition to the assignment, to exercise the Option or portion thereof assigned to such person prior to the Expiration Time. The Reporting Person will not receive any fee or other renumeration in connection with any such assignment. Also, the Reporting Person may borrow funds to pay a portion of the exercise price to EA, which borrowing may involve a pledge of some of the Shares. The identity of the assignees and any such lenders is not known at the current time.

  Other than (i) the matters described in Item 3 of this
Schedule 13D and the first paragraph of this Item 4 and (ii) the Reporting Person's right to purchase of any shares of Aydin Common Stock pursuant to employee stock options described in Item 5 below, the Reporting Person

CUSIP No. 054681  10  1                Page  5  of  8  Pages

currently does not have any plans and is currently not considering any proposals which relate to or which would result in:

  (a) the acquisition by any person of additional securities of Aydin, or the disposition of securities of Aydin;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aydin or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of Aydin or any of its subsidiaries;

  (d) any change in the present board of directors or manage-ment of Aydin, other than the resignation of Mr. Gross if the Option is exercised in full as more fully described in Item 3 of this Schedule 13D, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of Aydin;

  (f) any other material change in Aydin's business or corporate structure;

  (g) changes in Aydin's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of Aydin by any person, however, the Reporting Person is aware that Aydin's Board of Directors has from time to time considered adopting certain changes that may be deemed to have the effect of impeding the acquisition or control of Aydin;

  (h) causing a class of securities of Aydin to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) a class of equity securities of Aydin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

          (a)     The Reporting Person may be deemed the
beneficial owner of an aggregate of 626,927 shares, or 12.2%, of the outstanding shares of Common Stock of Aydin, consisting of the following:

                  (i)   25,000 shares owned individually by
the Reporting Person;

CUSIP No. 054681  10  1                Page  6  of  8  Pages


                  (ii)  596,927 Shares that the Reporting
Person has the right to purchase pursuant to the Option; and

                  (iii) 5,000 shares that the Reporting Person has the right to acquire pursuant to employee stock options granted by Aydin at an exercise price of $10.56 per share.
The Reporting Person also has been granted employee stock options to purchase 155,000 shares of Common Stock that are not currently exercisable or exercisable within 60 days of the date of this Schedule 13D.

          (b) The Reporting Person currently has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 25,000 shares of Common Stock. The Reporting Person has the sole power to dispose the Option to purchase 596,927 Shares by assignment to one or more persons, as described in Items 3 and 4 of this Schedule 13D. The Reporting Person has the right to acquire voting or dispositive power of up to 596,927 Shares purchasable under the Option and up to 5,000 shares purchasable under the employee stock option. The Reporting Person believes that EA currently has sole voting and dispositive power with respect to the Shares.

          (c)     The Reporting Person acquired the Option on
February 25, 1997 as described in Item 3 of this Schedule 13D.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Option or the other shares beneficially owned by the Reporting Person; provided, however, that the Reporting Person believes that EA currently has such right and power with respect to the Shares.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

    The Reporting Person is a party to the Option Agreement dated February 25, 1997 between EA and the Report Person. The Reporting Person hereby incorporates by reference the description of the Option Agreement contained in Item 3 and
Item 4 of this Schedule 13D into this Item 6. The Reporting Person also hereby incorporates by reference the description of the Letter Agreement dated February 25, 1997 between EA and Aydin set forth in Item 3 of this Schedule 13D. The Letter Agreement also contains the forms of Warrant and Warrant Registration Rights Agreement to be entered into by EA and Aydin if the Option is exercised in full prior to the Expiration Date, descriptions of which are also incorporated by reference to Item 3 of this Schedule 13D.

CUSIP No. 054681  10  1                Page  7  of  8  Pages

    The Reporting Person has also been granted an employee stock option by Aydin to purchase 5,000 shares of Aydin Common Stock pursuant to a Non-Qualified Stock Option Agreement dated as of October 28, 1994. The exercise price of this employee stock option is $10.56 per share, and the option expires on October 28, 2004.

Item 7.     Material to be filed as Exhibits.

Exhibit No.    Description
___________    ___________

   1 Option Agreement dated as of February 25, 1997 between EA Industries, Inc. and I. Gary Bard and assigns.

   2        Letter Agreement dated February 25, 1997 between
            EA Industries, Inc. and Aydin Corporation, with appendices.

   3 Registration Rights Agreement dated January 1997 between Aydin Corporation and EA Industries, Inc.

   4 Individual Non-Qualified Stock Option Agreement dated October 28, 1994 between Aydin Corporation and I. Gary Bard.

   5        Incentive Stock Option Agreement dated October 8,
            1996 between Aydin Corporation and I. Gary Bard.

   6 Non-Qualified Stock Option dated October 8, 1996 between Aydin Corporation and I. Gary Bard.

CUSIP No. 054681  10  1                Page  8  of  8  Pages

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 7, 1997


                                         /s/ I. Gary Bard
                                         I. Gary Bard

                              EXHIBIT INDEX


Exhibit No.    Description
___________    ___________

   1 Option Agreement dated as of February 25, 1997 between EA Industries, Inc. and I. Gary Bard and assigns.

   2        Letter Agreement dated February 25, 1997 between
            EA Industries, Inc. and Aydin Corporation, with appendices.

   3 Registration Rights Agreement dated January 1997 between Aydin Corporation and EA Industries, Inc.

   4 Individual Non-Qualified Stock Option Agreement dated October 28, 1994 between Aydin Corporation and I. Gary Bard.

   5        Incentive Stock Option Agreement dated October 8,
            1996 between Aydin Corporation and I. Gary Bard.

   6 Non-Qualified Stock Option dated October 8, 1996 between Aydin Corporation and I. Gary Bard.

                                                               Exhibit 1


THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (THE "SECURITIES") WILL BE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR HYPOTHECATED UNTIL SUCH SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.


                         STOCK OPTION AGREEMENT
                         ______________________

   STOCK OPTION AGREEMENT dated February 25, 1997 executed by EA INDUSTRIES, INC., a New Jersey corporation ("EA"), for the benefit of I. GARY BARD and his assigns (collectively, the "Optionee").

   EA and the Optionee wish to set forth the terms and conditions whereby the Optionee and/or the Optionee's assigns will have the option to purchase shares of the $1.00 par value common stock (the "Stock") of Aydin Corporation ("Aydin"). Accordingly, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, EA and the Optionee hereby agree as follows:

   1. Grant of the Option. Subject to the terms and conditions set forth in this Agreement, EA grants to the Optionee the option (the "Option") to purchase all of 596,927 shares of the Stock (the "Option Shares") for the purchase price of $11.00 per Option Share.

   2. Term of the Option. The Option granted hereunder shall expire at 5:00 p.m., Eastern Standard Time on March 19,
1997 (the "Expiration Time").

   3. Exercise of the Option. The Optionee may exercise the Option with respect to all of the Option Shares at any time prior to the Expiration Time by tendering to EA payment in full of the purchase price for the Option Shares together with written notice to EA of such exercise that states the following:

        (a) an acknowledgment that the Option Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel reasonably satisfactory to Aydin, may be made without violating the provisions of the Securities Act of 1933, as amended (the "Act"), or any other applicable securities laws); and

        (b) an acknowledgment that the Optionee understands that the Option Shares are "restricted securities" within the meaning of Rule 144 promulgated by the Securities and Exchange Commission, that the Option Shares have not been registered under the Act or any other applicable securities laws and must be held indefinitely unless they are subsequently registered under such Act and applicable laws or an exemption from registration is available.

EA shall (i) transfer to the Optionee a stock certificate or certificates representing the Option Shares, free and clear of all pledges, claims, liens, encumbrances and other security interests, immediately upon the actual receipt by EA of any such written notice and payment of the purchase price (ii) deliver an assignment to the Optionee of EA's rights under the Registration Rights Agreement between Aydin and EA dated January , 1997 and (ii) deliver an irrevocable stock power, which shall be coupled with an interest, to the Optionee authorizing the Optionee to vote the Option Shares then being purchased at any meeting of stockholders of the Corporation for which EA is deemed the record holder with respect to such Option Shares.

   4. Transfer of the Option. This Option and all rights hereunder are assignable by the Optionee subject to compliance with applicable federal and state securities laws.

   5.   Miscellaneous.

        (a) Notices. All notices to EA provided for in this Agreement shall be in writing and shall either be hand delivered, sent by registered or certified mail, or delivered by a nationally recognized overnight delivery service to the following address (or such other address as may be designated by notice duly given in the manner provided herein):

        EA Industries, Inc.
        441 North Fifth Street
        Philadelphia, PA  19123
        Attention:  President

Any such notice, including but not limited to notices and tenders under Section 3 hereof, shall be deemed delivered (i) when hand delivered or (ii) on the day deposited with the nationally recognized overnight delivery service or in the U.S. registered or certified mail, addressed as provided above.

        (b) Integration; Modification. This Agreement constitutes the entire understanding and agreement between EA and the Optionee regarding the subject matter hereof and supersedes all prior negotiations and agreements, whether oral or written, between EA and the Optionee with respect to the subject matter of this Agreement. This Agreement may not be modified except by a written agreement signed by the Optionee and a duly authorized officer of EA.

        (c) Severability. In the event of the invalidity or unenforceability of any part or provisions of this Agreement, such invalidity or unenforceability shall not affect the validity or enforceability of any other part or provision of this Agreement, and the remainder of this Agreement shall continue in full force and effect in accordance with its terms.

        (d)  Governing Law.  THIS AGREEMENT SHALL BE
GOVERNED BY THE INTERNAL LAWS OF THE COMMONWEALTH OF
PENNSYLVANIA.

        (e) Headings. The headings of paragraphs have been included herein for convenience only and shall not be considered in interpreting this Agreement.

        (f) Binding Effect. This Agreement shall be binding upon EA and shall inure to the benefit of EA and the Optionee and their respective heirs, legal representatives, successors and permitted assigns.

   IN WITNESS WHEREOF, EA, by its duly authorized officer, has executed this Agreement as of the date first above written.

                               EA INDUSTRIES, INC.


                          By:/s/ Irwin L. Gross
                             Irwin L. Gross, President

Accepted and agreed to this
  25th  day of February, 1997


/s/ I. Gary Bard
I. Gary Bard

                                                                EXHIBIT 2
                     AYDIN CORPORATION

   Telephone                                 700 Dresher Road
(215) 657-7510                                 P.O. Box 349
    FAX                                      Horsham, PA 19044
(215) 657-3830                                    U.S.A.

                     February 25, 1997





Irwin L. Gross, Chairman
EA Industries, Inc.
441 North Fifth Street
Philadelphia, PA  19123

Dear Irv:

     The purpose of this letter is to set forth the agreements we have reached in connection with the October 9, 1996 termination of the merger negotiations between Aydin and EA, the registration rights agreement entered into between Aydin and EA dated January __, 1997 (the "Registration Rights Agreement") and EA's January 27, 1997 request for registration of 596,927 shares (the "Shares") of Aydin Common Stock pursuant thereto. As you and I have discussed, Aydin does not have the financial ability to repurchase the Shares as permitted by Section 2 of the Registration Rights Agreement before the expiration of the repurchase right and Aydin believes that the interests of its stockholders would be best protected if the Shares were not offered for sale in a non-underwritten public offering at this time.

     Accordingly, Aydin and EA have agreed as follows:

     1. EA will grant I. Gary Bard and his assigns, an option (the "Option") to purchase the Shares as set forth in the form of Option Agreement attached hereto as Appendix A.

     2. Upon the closing of the exercise of the Option, Aydin will issue EA a warrant to purchase up to 200,000 shares of Aydin Common Stock (the "Warrant") in the form of Warrant attached hereto as Appendix B. The shares purchasable upon exercise of the Warrant will be subject to a registration rights agreement in the form attached hereto as Appendix C.
EA agrees to serve as a consultant to Aydin during the three-year term of the Warrant for the purpose of providing such assistance to Aydin in soliciting customers internationally and exploring strategic joint ventures as EA and Aydin mutually deem appropriate in their reasonable discretion.

     3. If the Option is exercised in accordance with its terms for the purchase of all of the Shares, Irwin L. Gross will thereupon resign as a director of Aydin.

     4. In the event that the Option is not exercised in full, the provisions of paragraphs 2 and 3 hereof shall terminate and be of no force or effect.

     If the foregoing correctly sets forth the agreements between Aydin and EA, please sign and return the enclosed copy of this letter to me.

                            Sincerely,

                               /s/ I. Gary Bard
                            I. Gary Bard, President


Accepted and agreed to this
____ day of February, 1997

EA INDUSTRIES, INC.


By:/s/ Irwin L. Gross
   Irwin L. Gross, Chairman

                               APPENDIX A


THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (THE "SECURITIES") WILL BE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR HYPOTHECATED UNTIL SUCH SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.


                          STOCK OPTION AGREEMENT
                          ______________________

   STOCK OPTION AGREEMENT dated February 25, 1997 executed by EA INDUSTRIES, INC., a New Jersey corporation ("EA"), for the benefit of I. GARY BARD and his assigns (collectively, the "Optionee").

   EA and the Optionee wish to set forth the terms and conditions whereby the Optionee and/or the Optionee's assigns will have the option to purchase shares of the $1.00 par value common stock (the "Stock") of Aydin Corporation ("Aydin"). Accordingly, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, EA and the Optionee hereby agree as follows:

   1. Grant of the Option. Subject to the terms and conditions set forth in this Agreement, EA grants to the Optionee the option (the "Option") to purchase all of 596,927 shares of the Stock (the "Option Shares") for the purchase price of $11.00 per Option Share.

   2. Term of the Option. The Option granted hereunder shall expire at 5:00 p.m., Eastern Standard Time on March 19,
1997 (the "Expiration Time").

   3. Exercise of the Option. The Optionee may exercise the Option with respect to all of the Option Shares at any time prior to the Expiration Time by tendering to EA payment in full of the purchase price for the Option Shares together with written notice to EA of such exercise that states the following:

        (a) an acknowledgment that the Option Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel reasonably satisfactory to Aydin, may be made without violating the provisions of the Securities Act of 1933, as amended (the "Act"), or any other applicable securities laws); and

        (b) an acknowledgment that the Optionee understands that the Option Shares are "restricted securities" within the meaning of Rule 144 promulgated by the Securities and Exchange Commission, that the Option Shares have not been registered under the Act or any other applicable securities laws and must be held indefinitely unless they are subsequently registered under such Act and applicable laws or an exemption from registration is available.

EA shall (i) transfer to the Optionee a stock certificate or certificates representing the Option Shares, free and clear of all pledges, claims, liens, encumbrances and other security interests, immediately upon the actual receipt by EA of any such written notice and payment of the purchase price (ii) deliver an assignment to the Optionee of EA's rights under the Registration Rights Agreement between Aydin and EA dated January , 1997 and (ii) deliver an irrevocable stock power, which shall be coupled with an interest, to the Optionee authorizing the Optionee to vote the Option Shares then being purchased at any meeting of stockholders of the Corporation for which EA is deemed the record holder with respect to such Option Shares.

   4. Transfer of the Option. This Option and all rights hereunder are assignable by the Optionee subject to compliance with applicable federal and state securities laws.

   5.   Miscellaneous.

        (a) Notices. All notices to EA provided for in this Agreement shall be in writing and shall either be hand delivered, sent by registered or certified mail, or delivered by a nationally recognized overnight delivery service to the following address (or such other address as may be designated by notice duly given in the manner provided herein):

        EA Industries, Inc.
        441 North Fifth Street
        Philadelphia, PA  19123
        Attention:  President

Any such notice, including but not limited to notices and tenders under Section 3 hereof, shall be deemed delivered (i) when hand delivered or (ii) on the day deposited with the nationally recognized overnight delivery service or in the U.S. registered or certified mail, addressed as provided above.

        (b) Integration; Modification. This Agreement constitutes the entire understanding and agreement between EA and the Optionee regarding the subject matter hereof and supersedes all prior negotiations and agreements, whether oral or written, between EA and the Optionee with respect to the subject matter of this Agreement. This Agreement may not be modified except by a written agreement signed by the Optionee and a duly authorized officer of EA.

        (c) Severability. In the event of the invalidity or unenforceability of any part or provisions of this Agreement, such invalidity or unenforceability shall not affect the validity or enforceability of any other part or provision of this Agreement, and the remainder of this Agreement shall continue in full force and effect in accordance with its terms.

        (d)  Governing Law.  THIS AGREEMENT SHALL BE
GOVERNED BY THE INTERNAL LAWS OF THE COMMONWEALTH OF
PENNSYLVANIA.

        (e) Headings. The headings of paragraphs have been included herein for convenience only and shall not be considered in interpreting this Agreement.

        (f) Binding Effect. This Agreement shall be binding upon EA and shall inure to the benefit of EA and the Optionee and their respective heirs, legal representatives, successors and permitted assigns.

   IN WITNESS WHEREOF, EA, by its duly authorized officer, has executed this Agreement as of the date first above written.

                               EA INDUSTRIES, INC.

                           By:/s/ Irwin L. Gross
                           Irwin L. Gross, President

Accepted and agreed to this
  25th  day of February, 1997


/s/ I. Gary Bard
I. Gary Bard

                               APPENDIX B

THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (THE "SECURITIES") WILL BE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR HYPOTHECATED UNTIL SUCH SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

                                 WARRANT

                        For the Purchase of up to
             200,000 Shares of Common Stock, 1.00 Par Value,
                                   of
                            Aydin Corporation


1.   Issuance and Exercise of Warrant.

     1.1. Issuance of Warrant. For value received, EA Industries, Inc., a New Jersey corporation, or registered assigns, (the "Warrant Holder"), is entitled to purchase from Aydin Corporation, (the "Company"), a Delaware corporation, up to 200,000 shares (the "Shares") of Common Stock, par value $1.00 per share, of the Company, upon surrender of this Warrant to the Company and upon payment of the Exercise Price (as hereinafter defined), subject to the terms and conditions set forth herein.

     1.2. Exercise of Warrant; Expiration.

          (a) Exercisability. This Warrant is exercisable in whole or in part commencing on and after its date of issuance
and shall expire at 5:00 p.m., Philadelphia Time on [March   ,
2000] (the "Expiration Date"); provided, however, that the initial exercise of this Warrant shall be for the purchase of at least 100,000 Shares, as such amount may be adjusted from time to time pursuant to the provisions of Section 2 hereof.

          (b) Exercise Price. The price for which the Shares may be purchased upon the exercise of this warrant shall be as follows: (i) 100,000 of the Shares shall be exercisable for $12.10 per Share and (ii) 100,000 of the Shares shall be exercisable for $13.20 per Share (each such price being hereinafter referred to as the "Exercise Price").

     1.3. Adjustments; Anti-Dilution Provisions.

     1.4. Stock Split, Subdivision or Combination. If the Company, at any time while this Warrant is outstanding, shall split, subdivide or combine its Common Stock (by reclassification or otherwise than by payment of a dividend in the respective class), an appropriate and equitable adjustment shall be made as of the effective date of such action in the number of Shares as to which this Warrant, or portion thereof then unexercised, shall be exercisable and in the Exercise Price of such Shares in order to reflect such stock split, subdivision or combination.

     1.5. Asset or Capital Dividend. If the Company, at any time while this Warrant is outstanding, shall make a distribution of its assets to the holders of its Common Stock and/or any class of stock convertible into or exchangeable for its Common Stock as a dividend in liquidation or partial liquidation or as a return of capital other than as a dividend payable out of funds legally available for dividends under the laws of the Commonwealth of Pennsylvania, the Warrant Holder shall, upon exercise and payment of the Exercise Price for each Share purchased hereunder within 14 business days after notification of such distribution pursuant to Section 12 below, be entitled to receive, in addition to the number of shares receivable thereupon, and without payment of any additional consideration thereof, a sum equal to the amount of such assets as would have been payable to such Warrant Holder had such Warrant Holder been the holder of record of such shares on the record date for such distribution; and an appropriate provision therefor shall be made for the Warrant Holder to be made a party to any such distribution.

     1.6. Adjustments for Consolidation, Merger, Sale of Assets, Reorganization or Reclassification. In the event the Company, at any time or from time to time while this Warrant is outstanding, (a) shall consolidate with or merge into any other entity and shall not be the continuing or surviving corporation of such consolidation or merger, or (b) shall permit any other entity to consolidate with or merge into the Company and the Company shall be the continuing or surviving entity but, in connection with such consolidation or merger, the Common Stock shall be changed into or exchanged for capital stock or other securities or property of any other equity, or (c) shall transfer all or substantially all of its properties and assets to any other entity, or (d) shall effect a capital reorganization or reclassification of the Common Stock (other than one deemed to result in the issue of additional shares of such class), then, and in each such event, lawful provision shall be made so that the Warrant Holder shall be entitled to receive upon the exercise hereof at anytime after the consummation of such consolidation, merger, transfer, reorganization or reclassification, in lieu of the Shares issuable upon exercise of this Warrant prior to such consummation, the capital stock and other securities and property to which the Warrant Holder would have been entitled upon such consummation if the Warrant Holder had exercised this Warrant immediately prior thereto.

          1.7. Certificate of Adjustment. The Company shall promptly furnish or cause to be furnished to the Warrant
Holder a certificate setting forth each adjustment made pursuant to this Section 2.

     2. No Fractional Shares. No fractional Shares shall be issued in connection with any exercise hereof, and if the total number of Shares that remains unexercisable would result in a fraction, such number of Shares shall be rounded to the nearest whole Share.

     3. No Shareholder Rights. This Warrant shall not entitle the Warrant Holder to any of the rights of a stockholder of the Company.

     4. Reservation of Shares. The Company covenants that the Shares issuable upon the exercise of this Warrant have been duly authorized and reserved and, when issued and paid for, will be validly issued, fully paid and non-assessable. The issuance of this Warrant shall constitute full authority to those officers of the Company who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for Shares upon the exercise of this Warrant.

     5.   Exercise of Warrant.

          5.1. Manner of Exercise. To exercise this Warrant, in whole or in part, the Warrant Holder shall deliver to the Company, at its address specified in Section 12 below: (a) a written notice in the form of Annex A hereto of such Warrant Holder's election to exercise this Warrant, specifying the number of Shares to be purchased and whether the purchase is pursuant to clause (i) or clause (ii) of Section 1.2(b),(b) a wire transfer or a certified or official bank check or checks payable to the order of the Company in an amount equal to the product of the applicable Exercise Price per Share and the number of Shares to be purchased at such time pursuant to the Warrant and such notice, and (c) the original copy of this Warrant. Upon receipt of such items, the Company shall, as promptly as practicable, and in any event within 20 days thereafter, issue or cause to be issued and delivered to such Warrant Holder a certificate or, if requested by the Warrant Holder, multiple certificates representing the aggregate number of full Shares issuable upon such exercise. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and such Warrant Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date that said notice, together with said cash or check or checks and this Warrant, are received by the Company as aforesaid. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of said certificate or certificates, deliver to such Warrant Holder a new Warrant evidencing the rights of such Warrant Holder to purchase the unpurchased Shares, which new Warrant shall in all other respects be identical to this Warrant.

          5.2. Payment of Taxes and Expenses. All Shares issuable upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed in respect of, the issue or delivery thereof, other than any federal, state or local income tax or other tax based upon gross or net income, owned by the Warrant Holder on account of such issuance or delivery. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares in any name other than that of the registered Warrant Holder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's reasonable satisfaction that no such tax or other charge is due.

     6.   Registration Rights. The Shares issued upon exercise
of this Warrant shall be subject to the Registration Rights
Agreement dated                       , 1997 between the
Company and the Warrant Holder.

     7. Agreement to Vote Shares. For as long as the Warrant Holder and/or any of its affiliates remain the beneficial owner of the Shares issued upon exercise of the Warrant, at any meeting of stockholders of the Company at which directors of the Company are to be elected, the Warrant Holder and each such affiliate agree to vote any and all such Shares for the election to the Board of those persons nominated by the Company's Board of Directors. The Warrant Holder further agrees that the Shares may not be transferred in a privately negotiated transaction that has not been registered under the Securities Act of 1933, unless the transferee shall have agreed to be bound by the terms of this Section 8. The Warrant Holder agrees to the placement of a restrictive legend on the certificate(s) representing the Shares relating to this restriction.

     8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company, at the expense of the Warrant Holder, will execute and deliver, in lieu thereof, a new Warrant.

     9. Transfer of Warrant. This Warrant may be transferred by the Warrant Holder subject to compliance with applicable federal and state securities laws; provided, however, that any transferee of this Warrant shall have agreed in writing to assume and be bound by the obligations of the Warrant Holder and/or its affiliates under the terms and provisions of Section 8 of this Warrant.

     10. Miscellaneous. This Warrant shall be governed by the internal law, but not the law of conflicts, of the State of Delaware. The headings in this Warrant are for purposes of convenience and reference only and shall not be deemed to constitute a part hereof. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally except by an instrument in writing signed by the Company and the registered Warrant Holder. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

     11. Notice Generally. Any notice, demand or delivery pursuant to the provisions hereof shall be sufficiently given or made if sent by registered or certified mail, postage prepaid, or overnight delivery service, addressed to the Warrant Holder at such Warrant Holder's last known address appearing on the books of the Company, or, except as herein otherwise expressly provided, to the Company at Aydin Corpora-tion, 700 Dresher Road, P.O. Box 349, Horsham, PA 19044,
Attention: President, or such other address as shall have been furnished to the party giving or making such notice, demand or delivery.

     ISSUED THIS          day of                  , 1997.


                         AYDIN CORPORATION
Attest:

_________________________  By:_______________________
       Secretary              I. Gary Bard, President

                                 ANNEX A

                           NOTICE OF EXERCISE

                           (To be Executed by
                      the Registered Warrant Holder
                    in Order to Exercise the Warrant)


     The undersigned hereby irrevocably elects to exercise the
right to purchase from Aydin Corporation           (        )
Shares covered by the Warrant dated March __, 1997 and issued to EA Industries, Inc., according to the conditions thereof.

     Check one:

     ___ Such exercise is being made pursuant to clause (i) of Section 1.2(b), and the undersigned herewith makes payment of the Exercise Price of such Shares in full. Such payment is hereby tendered in the
          form of $            by wire transfer or by
          certified or bank check.

     ___  Such exercise is made pursuant to clause (ii) of
          Section 1.2(b), and the undersigned herewith makes payment of the Exercise Price of such Shares in full. Such payment is hereby tendered in the form
          of $            by wire transfer or by certified or
          bank check.

     The undersigned understands that the Shares being issued hereunder have not been registered under the Securities Act of 1933 (the "Act") or any state securities laws and that such Shares may not be sold, transferred, or assigned except: (i) pursuant to an effective registration thereof under the Act; or (ii) if in the opinion of counsel for the registered owner thereof, which opinion is reasonably satisfactory to the Company, the proposed sale, transfer or assignment may be effected without such registration under the Act and will not be in violation of applicable state securities laws.

               Printed Name
               of Registered
Dated:         Warrant Holder:

               Signature:

               Address:

                              APPENDIX C

                      REGISTRATION RIGHTS AGREEMENT
                      _____________________________

   REGISTRATION RIGHTS AGREEMENT (this "Agreement") made as of _____________, 1997 between Aydin Corporation, a Delaware corporation (the "Corporation") and EA Industries, Inc., a New
Jersey corporation (the "Warrant Holder").

                              RECITALS:
                              _________

   WHEREAS, the Warrant Holder holds a warrant to purchase from the Corporation 200,000 shares (the "Warrant Shares") of
Common Stock, $1.00 par value, of the Corporation; and

   WHEREAS, the Warrant Holder has requested certain registration rights to facilitate its disposition of the Warrant Shares in a registered public offering and the Corporation has agreed to grant the Warrant Holder certain registration rights as set forth in this Agreement in order to facilitate the orderly distribution of the Warrant Shares;

   NOW, THEREFORE, in consideration of the premises and covenants set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

   1.   Definitions.  As used in this Agreement:

        "Commission" shall mean the Securities and Exchange
Commission, or any other federal agency at the time administering the Securities Act.

        "Common Stock" shall mean the Corporation's $1.00 par value Common Stock.

        "Person" shall mean and include an individual, a corporation, a partnership, a trust, an unincorporated organization and a government or any department, agency or political subdivision thereof.

        "Restricted Common Stock" shall mean shares of Common Stock constituting Restricted Securities.

        "Restricted Securities" shall mean the Warrant
Shares, including any shares of Common Stock or other securities convertible into or exchangeable for Common Stock or received as a stock dividend or other distribution in respect to any of the foregoing, held by the Warrant Holder or its successors and assigns evidenced by certificates bearing a restrictive legend prohibiting transfer of such Restricted Securities unless the transfer of the Restricted Securities evidenced thereby is registered under the Securities Act or the transfer complies with an exemption from such registration (a "Restrictive Legend").

        "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

        "Transfer" shall include any disposition of any shares of Restricted Securities or of any interest therein which would constitute a sale thereof within the meaning of the Securities Act.

   2. Required Registration. If at any time the Corpo-ration shall be requested in writing by one or more holders of not less than 100,000 shares of Restricted Common Stock in the aggregate, to effect the registration under the Securities Act of not less than an aggregate of 100,000 shares of Restricted Common Stock, such request shall be deemed an offer (the "Offer") to sell to the Corporation or its assigns for cash all of the shares of Restricted Common Stock for which registration is requested (the "Offered Securities") at a price equal to the average of the daily "market price" (as hereinafter defined) per share of the Common Stock for the ten consecutive trading days immediately preceding the date of receipt of such request by the Corporation. The "market price" for each trading day shall be the last reported sale price regular way of the Common Stock on the Composite Tape of the New York Stock Exchange on each such trading day upon which such a sale shall have been effected, or if no sale takes place on any such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange. The Offer shall remain open for a period of ten calendar days immediately following the date of receipt by the Corporation of the registration request (the "Offer Period"). To accept the Offer, the Corporation or its assigns must give written notice (the "Notice of Acceptance") to the requesting holder prior to the end of the Offer Period of the Corporation's intention to accept the Offer. The Corporation shall purchase from the requesting holder(s), and the requesting holder(s) shall sell to the Corporation, upon the terms of the Offer, the Offered Securities pursuant to the Notice of Acceptance within ten business days after the date that the Notice of Acceptance is received by the requesting holder(s). If the Corporation does not accept the Offer prior to the expiration of the Offer Period, the Corporation shall promptly give written notice of such proposed registration to all other holders of Restricted Securities, including the Warrant Holder, and thereupon the Corporation shall promptly use its best efforts to effect the registration under the Securities Act of the shares of Restricted Common Stock that the Corporation has been requested to register by any holder in any response received by the Corporation within 30 days after the date of the written notice by the Corporation; provided, however, that the Corporation shall not be obligated to effect any registration under the Securities Act except in accordance with the following provisions:

        (a) The Corporation shall not be obligated to file any registration statement with respect to Restricted Common Stock if in the opinion of counsel satisfactory to the Cor-poration and the holder of such securities the proposed transfer may be effected without registration under the Securities Act, and any certificate evidencing the shares so to be transferred need not bear a Restrictive Legend.

        (b) The Corporation shall not be obligated to effect any registration except at the request of the holder or holders of Restricted Common Stock who shall request registra-tion of Restricted Common Stock then owned or obtainable by them representing in the aggregate not less than 100,000 shares of outstanding Restricted Common Stock.

        (c) The Corporation shall not be obligated to file and cause to become effective (i) more than two registration statements in which shares of Restricted Common Stock are reg-istered under the Securities Act pursuant to this Section 2, or (ii) any registration statement within three months after the effective date of any other registration statement filed by the Corporation relating to any public offering of securities of the Corporation for cash for the Corporation's own account.

   3. Incidental Registration. If the Corporation at any time proposes for any reason to register any of its Common Stock under the Securities Act in connection with a proposed offering to the general public, the Corporation shall at such time promptly give written notice to all holders of Restricted Common Stock of its intention to do so, and, upon the written request, received by the Corporation within 30 days after the date of any such notice, of the holders of any Restricted Common Stock to register any shares of Restricted Common Stock, the Corporation shall use its best efforts to cause all such shares of Restricted Common Stock the holders of which shall have so requested registration thereof to be registered under the Securities Act promptly upon receipt of the written request of such holders for such registration, all to the extent necessary to permit the sale or other disposition by the prospective seller or sellers of the shares of Restricted Common Stock so registered. In the event that the proposed registration by the Corporation is, in whole or in part, an underwritten public offering of securities of the Corporation, any request pursuant to this Section 3 to register shares of Restricted Common Stock may specify that such shares are to be included in the underwriting on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration; provided, however, that if the managing underwriter determines and advises the holders thereof in writing that the inclusion of all shares of the Restricted Common Stock and other Common Stock of the Corporation entitled to be included in the registration ("Other Registrable Stock") originally covered by a request for registration would interfere with the successful marketing of such securities, the number of shares of Re-stricted Common Stock and Other Registrable Stock that may, in the sole discretion of the managing underwriter, be included in the underwritten public offering on behalf of the holders thereof, if any, shall be allocated: first, to the Warrant Holder, second to the holders of the Restricted Common Stock in proportion, as nearly as practicable, to the respective number of shares of Restricted Common Stock which they had requested to be included in such underwritten public offering and, thereafter, among the holders of the Other Registrable Securities in proportion, as nearly as practicable, to the respective number of shares of Other Registrable Stock which they had requested to be included in such underwritten public offering.

   4. Preparation and Filing. If and whenever the Corporation is under an obligation pursuant to the provisions of this Agreement to use its best efforts to effect the reg-istration of any shares of Restricted Common Stock, the Corporation shall, as expeditiously as practicable:

        (a)  prepare and file with the Commission a
registration statement with respect to such shares (on
Commission Form S-3 to the extent the Corporation is eligible to use Form S-3) and use its best efforts to cause such registration statement to become and remain effective;

        (b) prepare and file with the Commission such amendments and supplements to such registration statements and the prospectus used in connection therewith as may be neces-sary to keep such registration statement effective for at least six months (two years to the extent such registration statement was prepared and filed on Form S-3) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all shares of Restricted Common Stock covered by such registration statement;

        (c) furnish to each seller such number of copies of a summary prospectus or other prospectus, including a prelimi-nary prospectus, in conformity with the requirements of the Securities Act and such other documents as such seller may reasonably request in order to facilitate the public sale or other disposition of such shares of Restricted Common Stock;

        (d) use its best efforts to register or qualify the shares of Restricted Common Stock covered by such registration statement under the securities or blue sky laws of such juris-dictions as each such seller shall reasonably request and do any and all other acts or things that may be necessary or advisable to enable such seller to consummate the public sale or other disposition in such jurisdictions of such shares;

        (e)  notify each seller of shares of Restricted
Common Stock covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in clause (b) of this Section 4, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

        (f) file, on a timely basis, all reports and other documents required to be filed by it pursuant to the Securities Exchange Act of 1934.

   5. Expenses. The Corporation shall pay all expenses incurred in complying with Sections 2, 3 and 4 hereof, including, without limitation, all registration and filing fees, fees and expenses of complying with securities and blue sky laws, printing expenses, and fees and disbursements of the Corporation's counsel; provided, however, that all underwriting discounts and selling commissions applicable to the Restricted Common Stock covered by any such registration shall be borne by the respective sellers thereof, in propor-tion to the respective number of shares of Restricted Common Stock sold by each of them.

   6.   Holdback Agreements.

        (a) The Warrant Holder and each other holder of Restricted Common Stock agrees not to effect any public sale or distribution of equity securities of the Corporation, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten registration effected by the Corporation (except as part of such underwritten registration), unless the manag-ing underwriter otherwise agrees.

        (b) The Corporation agrees not to effect any public sale or distribution of equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten registration pursuant to a registration statement in which any shares of Restricted Common Stock are included, unless the managing underwriters otherwise agrees.

   7.   Cooperation of Holders of Restricted Securities.
Each prospective seller of shares of Restricted Common Stock registered or to be registered under any registration hereunder shall furnish to the Corporation such information and execute such documents regarding the shares held by such seller and the intended method of disposition thereof as the Corporation shall reasonably request and as shall be required in connection with the registration or qualification to be made by the Corporation.

   8. Indemnification. In the event of any registration of any shares of Restricted Common Stock under the Securities Act pursuant to this Agreement or registration or qualifi-cation of any shares of Restricted Common Stock pursuant to
Section 4(d) hereof, the Corporation shall indemnify and hold harmless the seller of such shares, each underwriter of such shares, if any, each broker or any other person acting on behalf of such seller and each other person, if any, who controls any of the foregoing persons, within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabili-ties (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such shares were registered under the Securities Act, any preliminary prospectus contained therein, or any amendment or supplement thereto, or any document incident to regis-tration or qualification of any shares of Restricted Common Stock pursuant to Section 4(d) hereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Corporation of the Securities Act or state securities or blue sky laws applicable to the Corporation and relating to action or inaction required of the Corporation in connection with such registration or qualification under such state securities or blue sky laws; and shall reimburse each person indemnified hereunder for all legal or other expenses reasonably and as incurred by him or it in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus or said prospectus or said amendment or supplement or any document incident to registration or qualification of any Restricted Common Stock pursuant to Section 4(d) hereof in reliance upon and in conformity with written information furnished to the Corporation through an instrument duly executed by such seller or underwriter specifically for use in the preparation there-of.

   Before shares of Restricted Common Stock held by any prospective seller shall be included in any registration pursuant to this Agreement, such prospective seller and any underwriter acting on its behalf shall have agreed to indemnify and hold harmless the Corporation, each director of the Corporation, each officer of the Corporation who shall sign such registration statement and any person who controls the Corporation within the meaning of the Securities Act with respect to any material statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Corporation through an instrument duly executed by such seller or underwriter specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus or amendment or supplement.

   Promptly after receipt by a person indemnified hereunder of notice of the commencement of any action involving a claim referred to in either of the preceding paragraphs of this
Section 8, such indemnified person will, if a claim in respect thereof is made against any indemnifying person, give written notice to the latter of the commencement of such action, the failure of which shall not relieve the indemnifying party of any liability hereunder unless the failure to give such notice prejudiced the indemnifying party. In case any such action is brought against an indemnified person, the indemnifying person will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying person similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified person, and after notice from the indemnifying person to such indemnified person of its election so to assume the defense thereof, the indemnifying person shall be responsible for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.

   9.   Restrictions on Future Agreements to Register
Shares. Without the prior written consent of the holders of at least 60% of the voting power of the outstanding Restricted Common Stock, the Corporation agrees not to enter into any other agreement that grants the holder of any of the Corporation's securities the right to require the Corporation to cause such securities to be registered under the Securities Act.

   10. Notices. Any notice provided for in this Agreement must be in writing and must be mailed by certified mail, return receipt requested, or sent via overnight delivery service, to the recipient at the address indicated below:

        To the Corporation:

        Aydin Corporation
        700 Dresher Road
        Horsham, PA  19044
        Attention:  I. Gary Bard, Chairman,
                      President and Chief Executive Officer

        with a copy to:

        Duane, Morris & Heckscher
        4200 One Liberty Place
        Philadelphia, PA  19103-7396
        Attention:  Frederick W. Dreher, Esq.

        To the Warrant Holder:

        EA Industries, Inc.
        185 Monmouth Parkway
        West Long Branch, NJ  07764
        Attention:  President

        with a copy to:

        Mesirov Gelman Jaffe Cramer & Jamieson
        1735 Market Street
        Philadelphia, PA  19103
        Attention:  Richard P. Jaffe, Esq.

or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when received by the party to whom it is addressed.

   11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, con-strued and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

   12. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together shall constitute one and the same agreement.

   13. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by each of the parties hereto and their respective heirs, personal representatives, successors and assigns.

   14. Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of con-flicts, of the State of Delaware.

   15. Supersedes Other Agreements. If this Agreement shall conflict in any respect with all or any portion of any other agreement or instrument to which any party hereto is a party, the provisions of this Agreement shall supersede such conflicting agreement or instrument or portion thereof.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                              AYDIN CORPORATION


                              By:_________________________
                                 I. Gary Bard,
                                   Chairman, President and
                                   Chief Executive Officer



                              EA INDUSTRIES, INC.


                              By:_________________________

                                                                EXHIBIT 3
                    REGISTRATION RIGHTS AGREEMENT
                    _____________________________

      REGISTRATION RIGHTS AGREEMENT (this "Agreement") made as
of January   , 1997 between Aydin Corporation, a Delaware cor-
poration (the "Corporation") and EA Industries, Inc., a New
Jersey corporation (the "Stockholder").

                               RECITALS:
                               _________

    WHEREAS, the Stockholder holds 596,927 shares (the "Shares") of Common Stock of the Corporation which the Stockholder purchased in January 1996 in connection with the Stockholder's intention to propose a business combination transaction between the Corporation and the Stockholder;

   WHEREAS, the Corporation and the Stockholder conducted negotiations regarding a possible business combination until October 8, 1996 on which date the Corporation and the Stockholder terminated their negotiations; and

   WHEREAS, the Stockholder has requested certain registration rights to facilitate its disposition of the Shares in a registered public offering and the Corporation has agreed to grant the Stockholder certain registration rights as set forth in this Agreement in order to facilitate the orderly distribution of the Shares;

   NOW, THEREFORE, in consideration of the premises and covenants set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

   1. Definitions.  As used in this Agreement:

      "Commission" shall mean the Securities and Exchange
Commission, or any other federal agency at the time administering the Securities Act.

      "Common Stock" shall mean the Corporation's $1.00 par value Common Stock.

      "Person" shall mean and include an individual, a corporation, a partnership, a trust, an unincorporated organization and a government or any department, agency or political subdivision thereof.

      "Restricted Common Stock" shall mean shares of Common
Stock constituting Restricted Securities.

      "Restricted Securities" shall mean the Shares, including any shares of Common Stock or other securities convertible into or exchangeable for Common Stock or received as a stock dividend or other distribution in respect to any of the foregoing, held by the Stockholder or its successors and assigns evidenced by certificates bearing a restrictive legend prohibiting transfer of such Restricted Securities unless the transfer of the Restricted Securities evidenced thereby is registered under the Securities Act or the transfer complies with an exemption from such registration (a "Restrictive Legend").

      "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

      "Transfer" shall include any disposition of any shares of Restricted Securities or of any interest therein which would constitute a sale thereof within the meaning of the Securities Act.

   2. Required Registration. If at any time the Corporation shall be requested in writing by the Stockholder, or any holder of not less than 250,000 shares of Restricted Common Stock, to effect the registration under the Securities Act of not less than an aggregate of 250,000 shares of Restricted Common Stock, such request shall be deemed an offer (the "Offer") to sell to the Corporation or its assigns for cash all of the shares of Restricted Common Stock for which registration is requested (the "Offered Securities") at a price equal to the average of the daily "market price" (as hereinafter defined) per share of the Common Stock for the ten consecutive trading days immediately preceding the date of receipt of such request by the Corporation. The "market price" for each trading day shall be the last reported sale price regular way of the Common Stock on the Composite Tape of the New York Stock Exchange on each such trading day upon which such a sale shall have been effected, or if no sale takes place on any such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange. The Offer shall remain open for a period of ten calendar days immediately following the date of receipt by the Corporation of the registration request (the "Offer Period"). To accept the Offer, the Corporation or its assigns must give written notice (the "Notice of Acceptance") to the requesting holder prior to the end of the Offer Period of the Corporation's intention to accept the Offer. The Corporation shall purchase from the requesting holder(s), and the requesting holder(s) shall sell to the Corporation, upon the terms of the Offer, the Offered Securities pursuant to the Notice of Acceptance within ten business days after the date that the Notice of Acceptance is received by the requesting holder(s). If the Corporation does not accept the Offer prior to the expiration of the Offer Period, the Corporation shall promptly give written notice of such proposed registration to all other holders of Restricted Securities, including the Stockholder, and thereupon the Corporation shall promptly use its best efforts to effect the registration under the Securi-ties Act of the shares of Restricted Common Stock that the Corporation has been requested to register by any holder in any response received by the Corporation within 30 days after the date of the written notice by the Corporation; provided, however, that the Corporation shall not be obligated to effect any registration under the Securities Act except in accordance with the following provisions:

      (a) The Corporation shall not be obligated to file any registration statement with respect to Restricted Common Stock if in the opinion of counsel satisfactory to the Corporation and the holder of such securities the proposed transfer may be effected without registration under the Securities Act, and any certificate evidencing the shares so to be transferred need not bear a Restrictive Legend.

      (b) The Corporation shall not be obligated to effect any registration except at the request of the holder or holders of Restricted Common Stock who shall request registra-tion of Restricted Common Stock then owned or obtainable by them representing in the aggregate not less than 250,000 shares of outstanding Restricted Common Stock.

      (c) The Corporation shall not be obligated to file and cause to become effective (i) more than two registration statements in which shares of Restricted Common Stock are reg-istered under the Securities Act pursuant to this Section 2 at the request of the Stockholder, or (ii) any registration statement within three months after the effective date of any other registration statement filed by the Corporation relating to any public offering of securities of the Corporation for cash for the Corporation's own account.

   3. Incidental Registration. If the Corporation at any time proposes for any reason to register any of its Common Stock under the Securities Act in connection with a proposed offering to the general public, the Corporation shall at such time promptly give written notice to all holders of Restricted Common Stock of its intention to do so, and, upon the written request, received by the Corporation within 30 days after the date of any such notice, of the holders of any Restricted Common Stock to register any shares of Restricted Common Stock, the Corporation shall use its best efforts to cause all such shares of Restricted Common Stock the holders of which shall have so requested registration thereof to be registered under the Securities Act promptly upon receipt of the written request of such holders for such registration, all to the extent necessary to permit the sale or other disposition by the prospective seller or sellers of the shares of Restricted Common Stock so registered. In the event that the proposed registration by the Corporation is, in whole or in part, an underwritten public offering of securities of the Corporation, any request pursuant to this Section 3 to register shares of Restricted Common Stock may specify that such shares are to be included in the underwriting on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration; provided, however, that if the managing underwriter determines and advises the holders thereof in writing that the inclusion of all shares of the Restricted Common Stock and other Common Stock of the Corporation entitled to be included in the registration ("Other Registrable Stock") originally covered by a request for registration would interfere with the successful marketing of such securities, the number of shares of Re-stricted Common Stock and Other Registrable Stock that may, in the sole discretion of the managing underwriter, be included in the underwritten public offering on behalf of the holders thereof, if any, shall be allocated: first, to the Stockholder, second to the holders of the Restricted Common Stock in proportion, as nearly as practicable, to the respec-tive number of shares of Restricted Common Stock which they had requested to be included in such underwritten public offering and, thereafter, among the holders of the Other Registrable Securities in proportion, as nearly as practi-cable, to the respective number of shares of Other Registrable Stock which they had requested to be included in such underwritten public offering.

   4. Preparation and Filing. If and whenever the Corpora-tion is under an obligation pursuant to the provisions of this Agreement to use its best efforts to effect the registration of any shares of Restricted Common Stock, the Corporation shall, as expeditiously as practicable:

      (a)    prepare and file with the Commission a
registration statement with respect to such shares (on
Commission Form S-3 to the extent the Corporation is eligible to use Form S-3) and use its best efforts to cause such registration statement to become and remain effective;

      (b) prepare and file with the Commission such amendments and supplements to such registration statements and the prospectus used in connection therewith as may be neces-sary to keep such registration statement effective for at least six months (two years to the extent such registration statement was prepared and filed on Form S-3) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all shares of Restricted Common Stock covered by such registration statement;

      (c) furnish to each seller such number of copies of a summary prospectus or other prospectus, including a prelimi-nary prospectus, in conformity with the requirements of the Securities Act and such other documents as such seller may reasonably request in order to facilitate the public sale or other disposition of such shares of Restricted Common Stock;

      (d) use its best efforts to register or qualify the shares of Restricted Common Stock covered by such registration statement under the securities or blue sky laws of such juris-dictions as each such seller shall reasonably request and do any and all other acts or things that may be necessary or advisable to enable such seller to consummate the public sale or other disposition in such jurisdictions of such shares;

      (e) notify each seller of shares of Restricted Common Stock covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period men-tioned in clause (b) of this Section 4, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospec-tus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

      (f) file, on a timely basis, all reports and other documents required to be filed by it pursuant to the Securities Exchange Act of 1934.

   5. Expenses. The Corporation shall pay all expenses incurred in complying with Sections 2, 3 and 4 hereof, including, without limitation, all registration and filing fees, fees and expenses of complying with securities and blue sky laws, printing expenses, and fees and disbursements of the Corporation's counsel; provided, however, that all underwriting discounts and selling commissions applicable to the Restricted Common Stock covered by any such registration shall be borne by the respective sellers thereof, in propor-tion to the respective number of shares of Restricted Common Stock sold by each of them.

   6. Holdback Agreements.

      (a) EA and each other holder of Restricted Common Stock agrees not to effect any public sale or distribution of equity securities of the Corporation, or any securities con-vertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten registration effected by the Corporation (except as part of such underwritten registration), unless the managing underwriter otherwise agrees.

      (b) The Corporation agrees not to effect any public sale or distribution of equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten registration pursuant to a registration statement in which any shares of Restricted Common Stock are included, unless the managing underwriters otherwise agrees.

   7. Cooperation of Holders of Restricted Securities. Each prospective seller of shares of Restricted Common Stock regis-tered or to be registered under any registration hereunder shall furnish to the Corporation such information and execute such documents regarding the shares held by such seller and the intended method of disposition thereof as the Corporation shall reasonably request and as shall be required in connection with the registration or qualification to be made by the Corporation.

   8. Indemnification. In the event of any registration of any shares of Restricted Common Stock under the Securities Act pursuant to this Agreement or registration or qualification of any shares of Restricted Common Stock pursuant to Section 4(d) hereof, the Corporation shall indemnify and hold harmless the seller of such shares, each underwriter of such shares, if any, each broker or any other person acting on behalf of such seller and each other person, if any, who controls any of the foregoing persons, within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such shares were registered under the Securities Act, any preliminary prospectus contained therein, or any amendment or supplement thereto, or any document incident to registration or qualification of any shares of Restricted Common Stock pursuant to Section 4(d) hereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Corporation of the Securities Act or state securities or blue sky laws applicable to the Corporation and relating to action or inaction required of the Corporation in connection with such registration or qualification under such state securities or blue sky laws; and shall reimburse each person indemnified hereunder for all legal or other expenses rea-sonably and as incurred by him or it in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus or said prospectus or said amendment or supplement or any document incident to registration or qualification of any Restricted Common Stock pursuant to Section 4(d) hereof in reliance upon and in conformity with written information furnished to the Corpora-tion through an instrument duly executed by such seller or underwriter specifically for use in the preparation thereof.

   Before shares of Restricted Common Stock held by any prospective seller shall be included in any registration pursuant to this Agreement, such prospective seller and any underwriter acting on its behalf shall have agreed to indemnify and hold harmless the Corporation, each director of the Corporation, each officer of the Corporation who shall sign such registration statement and any person who controls the Corporation within the meaning of the Securities Act with respect to any material statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Corporation through an instrument duly executed by such seller or underwriter specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus or amendment or supplement.

   Promptly after receipt by a person indemnified hereunder of notice of the commencement of any action involving a claim referred to in either of the preceding paragraphs of this
Section 8, such indemnified person will, if a claim in respect thereof is made against any indemnifying person, give written notice to the latter of the commencement of such action, the failure of which shall not relieve the indemnifying party of any liability hereunder unless the failure to give such notice prejudiced the indemnifying party. In case any such action is brought against an indemnified person, the indemnifying person will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying person similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified person, and after notice from the indemnifying person to such indemnified person of its election so to assume the defense thereof, the indemnifying person shall be responsible for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.

   9. Restrictions on Future Agreements to Register Shares. Without the prior written consent of the holders of at least 60% of the voting power of the outstanding Restricted Common Stock, the Corporation agrees not to enter into any other agreement that grants the holder of any of the Corporation's securities the right to require the Corporation to cause such securities to be registered under the Securities Act.

   10. Notices. Any notice provided for in this Agreement must be in writing and must be mailed by certified mail, return receipt requested, or sent via overnight delivery service, to the recipient at the address indicated below:

      To the Corporation:

      Aydin Corporation
      700 Dresher Road
      Horsham, PA  19044
      Attention:  I. Gary Bard, Chairman,
                  President and Chief Executive Officer

      with a copy to:

      Duane, Morris & Heckscher
      4200 One Liberty Place
      Philadelphia, PA  19103-7396
      Attention:  Frederick W. Dreher, Esq.

      To the Stockholder:

      EA Industries, Inc.
      185 Monmouth Parkway
      West Long Branch, NJ  07764
      Attention:  President

      with a copy to:

      Mesirov Gelman Jaffe Cramer & Jamieson
      1735 Market Street
      Philadelphia, PA  19103
      Attention:  Richard P. Jaffe, Esq.

or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when received by the party to whom it is addressed.

   11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, con-strued and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

   12. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together shall constitute one and the same agreement.

   13. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by each of the parties hereto and their respective heirs, personal representatives, successors and assigns.

   14. Choice of Law. All questions concerning the construc-tion, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of conflicts, of the State of Delaware.

   15. Supersedes Other Agreements. If this Agreement shall conflict in any respect with all or any portion of any other agreement or instrument to which any party hereto is a party, the provisions of this Agreement shall supersede such con-flicting agreement or instrument or portion thereof.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                              AYDIN CORPORATION


                              By: /s/ I. Gary Bard
                                 I. Gary Bard,
                                   Chairman, President and
                                   Chief Executive Officer


                              EA INDUSTRIES, INC.


                              By: /s/ Irwin L. Gross

                                                                EXHIBIT 4

                            AYDIN CORPORATION
             INDIVIDUAL NON-QUALIFIED STOCK OPTION AGREEMENT

     THIS AGREEMENT, made on October 28, 1994 between AYDIN
CORPORATION and its subsidiaries (hereinafter called the "Company") and (hereinafter called "Optionee").

     The Board of Directors of the Company has determined that it is to the advantage and interest of the Company and its stockholders to grant the option provided for herein to the Optionee for their services to the Company and as an incentive for increased effort in the future, and in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

     1.   Shares Optioned; Time of Exercise; Option Price.

The Company grants to Optionee the right and option to on the terms and conditions hereinafter set forth, all part of an aggregate of 10,000 shares of the Company's authorized but unissued common stock (par value $1.00) at the purchase price of $10.56 per share, exercisable at the time and for the number of shares indicated hereafter.

     A.   On or after October 28, 1995, to and including
           October 29, 1999 2,500 shares.

     B.   On or after October 28, 1996, to and including
           October 28, 1999 2500 shares.

     C.   On or after October 28, 1997, to and including
           October 28, 1999, 2,500 shares.

     D.   On or after October 28, 1998, to and including
           October 28, 1999 2,500 shares.

     2.   Payment for Delivery of Stock.

The option granted hereunder shall be exercisable by Optionee from time to time (as hereinabove provided), by delivery of written notice specifying therein the number of shares which he has elected to purchase and the payment to the Company of the purchase price of the shares which Optionee shall then elect to purchase. Payment is acceptable if it is made either:
(i) in cash (including check, bank draft, or money order); or
(ii) by delivering Company Common Stock ("Stock") already owned by Optionee; or (iii) by a combination of cash and Stock. The fair market value of Stock so delivered shall be the mean of the high and the low prices on the principal Exchange upon which the Stock is traded on the trading day immediately preceding the date of exercise.

     3.   Necessity of Affiliation When Option is Exercised.

The option granted hereby and all rights hereunder to the extent such rights shall not have been exercised, shall terminate and become null and void if the Optionee ceases to be affiliated with the Company (whether by resignation, retirement, dismissal, disability or otherwise), except that
(a) in the event of the termination of such affiliation for any reason other than the death of the Optionee, the Optionee may at any time within a period of thirty (30) days thereafter exercise the option granted hereby to the extent such option was exercisable by Optionee on the date of the termination of such affiliation, and (b) in the event of the death of the Optionee while affiliated with the Company, the options granted hereby which would have become exercisable by the Optionee at time of death may be exercised immediately or any time within three (3) months after such death by the person or persons to whom the Optionee's rights under the option granted hereby shall pass by will or by the applicable laws of descent and distribution; provided, however, that in no event may the option granted hereby be exercised to any extent by anyone after the terminal date specified in Section 1 of this Agreement. As used herein, the term "affiliation" includes, but is not limited to employee or director.

     4.   Nonassignability of Options.

Except as otherwise provided in Section 3 of this Agreement, the option granted hereunder and the rights and privileges conferred hereby shall be exercisable only by the Optionee and shall not be transferable or be assignable, either voluntarily or by operation of law, by Optionee, in whole or in part, and if the Optionee shall attempt to make any such transfer or assignment of the option granted hereunder, or any of the rights and privileges conferred, such attempt to transfer or assign shall be void and of no affect, and the Company shall have the right to terminate this Agreement as of the date of such purported transfer or assignment.

     5.   Termination of Optionee.

If Optionee is an employee or non-employee Director of the Company, subject to the terms of any employment contract or other arrangement to the contrary, the Company shall have the right to terminate or change the terms of employment of the Optionee at any time for any reason whatsoever. A leave of absence or an interruption in service (including an interruption during military service) authorized or approved by the Company shall not be deemed a termination of employment for the purpose of this Section 5.

     6.   Compliance with Governmental and Other Regulations.

This option shall not be exercisable in whole or in part, and the Company shall not be obligated to sell any shares of stock pursuant to the exercise of this option, (a) until this option has been approved by the shareholders of the Company, and (b) if such exercise and sale would, in the opinion of counsel for the Company, require registration of such shares under the Securities Act of 1933 (or other Federal or State statues having similar requirements), as it may be in effect at that time, and the Company shall at such time not desire to so register such shares. If at any time the Board of Directors of the Company shall determine in its discretion that the listing or qualifications of the shares of stock subject to this option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with the issue of shares pursuant to the exercise hereof, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company's Board of Directors.

     7.   Acquisition for Investment; Notification of
          Disposition.

By accepting this option, Optionee agrees for himself, his heirs, and legates that any and all shares purchased hereunder shall be acquired for investment and not for distribution, and upon the issuance of any or all of the shares subject to the option granted hereunder, Optionee, his heirs or legates receiving such shares, shall deliver to the Company a representation in writing that such shares are being acquired in good faith for investment and not for distribution. The Company, at its sole discretion, may take all reasonable steps (including the affixing of an appropriate legend on certificates embodying the shares) to assure itself against any sale or distribution by Optionee not in compliance with the Federal or State securities laws. In the event that the Optionee at any time contemplates the disposition (whether by sale, exchange, gift or other form of transfer) of any shares of stock acquired pursuant to the exercise of the option granted hereby, Optionee will first notify the Company of such proposed disposition and will thereafter cooperate with the Company in complying with all the applicable requirements of law which, in the opinion of the Company, must be satisfied prior to the making of such disposition. In the event that the Optionee disposes (whether by sale, exchange, gift or any other transfer) of any shares of stock acquired pursuant to the exercise of the option granted hereby, within one (1) year after the transfer of such shares to him upon his exercise of such option, he will notify the Company in writing within thirty (30) days after such disposition.

     8.   Adjustments

In the event that the shares of stock subject to the option granted hereby shall be changed into or exchanged for a different number of kinds of shares of stock or other securities of the Company, or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split-up, combination of shares or otherwise) or if the number of such shares of stock shall be increased through the payment of a stock dividend, then there shall be substituted for or added to each share of stock of the Company theretofore or thereafter subject to this option the number and kind of shares of stock or other securities into which each outstanding share of stock of the Company shall be so changed, or for which each such share shall be exchanged, or to which each such shall be entitled, as the case may be. This option shall also be appropriately amended as to price and any other terms as may be necessary to reflect the foregoing events. In the event there shall be any other change in the number or kinds of the outstanding shares of stock of the Company subject to this option, or of any stock for which it shall have been exchanged, then if the Company's Board of Directors shall, in its sole discretion, determine that such change equitably requires an adjustment in this option, such adjustments shall be made in accordance with such determination. No fractional shares will be issued as a result of any adjustment in this option pursuant to this Section 8, nor shall any cash payment be made in lieu thereof. To the extent possible, any fractional shares resulting from such adjustment will be aggregated and the resulting whole shares added to any shares remaining to be purchased under this option. Notice of any adjustment shall be given by the Company to the Optionee and such adjustment (whether or not such notice is given) shall be final, effective, binding and conclusive for all purposes hereof.

The Board of Directors shall have the power, in the event of any merger or consolidation of the Company with or into any other corporation or company, to amend this option to permit the exercise of this option prior to the effectiveness of any such merger or consolidation and to terminate this option as of such effectiveness. If the Board of Directors of the Company shall exercise such power, this option shall be deemed to have been amended to permit the exercise hereof in whole or in part by the Optionee at any time or from time to time as determined by the Board of Directors prior to the effectiveness of such merger or consolidation, and this option shall be deemed to terminate upon such effectiveness.

     9.   Rights of Optionee in Stock.

Neither the Optionee nor his executor, administrator, heirs or legatees shall be or have any rights or privileges of a shareholder of the Company in respect to the shares issuable upon exercise of the option granted hereunder, unless and until certificates representing such shares shall have been issued and delivered.

     10.  Notices

Any notice to be given under the terms of this Agreement shall be addressed to the Company at 700 Dresher Road, P.O. Box 349, Horsham, PA 19044, and any notice to be given to the Optionee shall be addressed to him at the address given beneath his signature hereto, or at such other address as either party may hereafter designate in writing to the other. Any such notice shall have been deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as aforesaid and deposited (first class postage prepaid) in post office or branch post office regularly maintained by the United States Government.

     11.  Effect of Agreement; Execution.

This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

     IN WITNESS WHEREOF, the Company has caused these presents to be executed on its behalf by its Chairman, to be sealed by its Corporate seal, attested by its Secretary, and Optionee has hereunto set his hand the day and year first above written which is the time of granting of the option hereunder.


ATTESTED:                          AYDIN CORPORATION



/s/ R. A. Clancy                By /s/ Ayhan Hakimoglu
Robert A. Clancy                   Ayhan Hakimoglu
Secretary                          Chairman


(SEAL)
                        /s/ I. Gary Bard
                      Optionee's signature

                       118 Spruce Street
                 ________________________________

                     Philadelphia, PA 19106
                 ________________________________
                   Optionee's address (zip code)

                                                                EXHIBIT 5

           INCENTIVE STOCK OPTION AGREEMENT NO. 96-1.1
                      ISSUED UNDER THE
                     AYDIN CORPORATION
                 1996 EQUITY INCENTIVE PLAN

     THIS AGREEMENT (the "Agreement"), dated October 8,
1996, is made by and between Aydin Corporation, a Delaware corporation (hereinafter referred to as the "Company"), and
I. Gary Bard, an employee of the Company (the "Employee").

     WHEREAS, the Company wishes to afford the Employee the opportunity to purchase shares of its common stock, par value
$1.00 per share (the "Common Stock"); and

     WHEREAS, the Company wishes to carry out the Aydin
Corporation 1996 Equity Incentive Plan (the "Plan"), the terms of which are incorporated herein by this reference and made a part of this Agreement; and

     WHEREAS, the Board of Directors of the Company (the "Committee") has determined that it would be to the advantage and best interest of the Company and its stockholders to grant to the Employee the stock option provided for herein as an inducement to remain in the service of the Company, and as an incentive for increased efforts during such service and has advised the Company thereof and instructed the undersigned officers to issue said option;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

                                ARTICLE I
                               DEFINITIONS

     Whenever the following terms are used in this Agreement, they shall have the meaning specified below unless the context clearly indicates to the contrary.

Section 1.1 - Employee

      Employee shall mean directors, officers and other key employees of the Company and its Subsidiaries.

Section 1.2 - Code

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

Section 1.3 - Option

     "Option" shall mean the option to purchase Common Stock granted under this Agreement.

Section 1.4 - Plan

     "Plan" shall mean the Aydin Corporation 1996 Equity
Incentive Plan, as amended from time to time.

Section 1.5 - Secretary

     "Secretary" shall mean the Secretary of the Company.


Section 1.6 - Subsidiary

     "Subsidiary" shall have the same meaning as defined in
Section 425 of the Code.

Section 1.7 - Termination of Employment

     "Termination of Employment" shall mean the time when the employee-employer relationship between the Employee and the Company or any Subsidiary is terminated for any reason, including, but not by way of limitation, a termination by resignation, discharge, lay-off, death or retirement. The Committee, in its absolute discretion, shall determine the effect of all other matters and questions relating to Termination of Employment, including, but not by way of limitation, all questions of whether particular leaves of absence constitute Terminations of Employment.

                               ARTICLE II
                             GRANT OF OPTION

Section 2.1 - Grant of Option

     (a) In consideration of the Employee's agreement to remain in the employ of the Company or its Subsidiary, and for other good and valuable consideration, on the date hereof the Company grants to the Employee the Option to purchase any part or all of an aggregate of 38,796 shares of Common Stock upon the terms and conditions set forth in this Agreement and the Plan.

     (b) This Option is in addition to any other options heretofore or hereafter granted to the Employee by the Company. To the extent permitted under Section 422 of the Code, this Option is intended to qualify as an incentive stock option. In order to qualify as an incentive stock option, this Option shall not have an aggregate fair market value, determined at the time it is granted, of Common Stock with respect to which the Option is exercisable for the first time by the Employee during any calendar year under the Plan and any other employee stock option plan of the Company or Subsidiary thereof ("Other Plans"), determined in accordance with the provisions of Section 422 of the Code, which exceeds $100,000 (the "$100,000 Limit"). If the aggregate fair market value determined on the grant date with respect to all incentive stock options previously granted under the Plan and under the Other Plans ("Prior Grants") and any incentive stock options under this Agreement (the "Current Grant") which are exercisable for the first time during any calendar year would exceed the $100,000 Limit, the Option shall be exercisable as follows:

        (i) The portion of the Current Grant exercisable for the first time by the Employee during any calendar year which would be, when added to any portion of any Prior Grants exercisable for the first time by the Employee during any such calendar year with respect to Common Stock which would have an aggregate fair market value determined at the time of each such grant, in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Employee in the first subsequent calendar year or years in which it would be exercisable for the first time by the Employee when added to all Prior Grants without exceeding the $100,000 Limit; and
       (ii) If, viewed as of the date of the Current Grant, any portion of the Current Grant could not be exercised under the provisions of the immediately preceding sentence during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an incentive stock option, but shall be exercisable as a separate nonqualified stock option at such date or dates as are provided in the Current Grant.

Section 2.2 - Purchase Price

     The purchase price of the shares of Common Stock covered by the Option shall be $10.31 per share without commission or other charge.

Section 2.3 - Adjustments in Option - Acceleration of
Exercisability

     (a) Changes in Capitalization. The number of shares of Common Stock covered by the Option and the price per share of Common Stock covered by the Option shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Commit-tee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option.

     (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, declare that the Option shall terminate as of a date fixed by the Committee and give the Employee the right to exercise the Option as to all or any part of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be exercisable.

     (c) Sale or Merger. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Committee, in the exercise of its sole discretion, may take such action as it deems desirable, including, but not limited to: (i) causing the Option to be assumed or an equivalent option to be substituted by such successor corporation or a parent or subsidiary of such successor corporation, (ii) providing that the Employee shall have the right to exercise the Option as to all of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be exercisable, or (iii) declaring that the Option shall terminate at a date fixed by the Committee provided that the Employee is given notice and opportunity to exercise the Option prior to such date.

                               ARTICLE III
                        EXERCISABILITY OF OPTIONS

 Section 3.1 - Commencement of Exercisability

     (a) The Option is not exercisable in whole or in part during the first year after the date of its grant.
Thereafter, subject to Section 2.3 hereof, the Option shall become exercisable in four cumulative annual installments as follows:

         (i) The first installment of 9,699 shares covered by the Option shall become exercisable on October 8, 1997.

        (ii) The second installment of 9,699 of the shares covered by the Option shall become exercisable on October 8, 1998.

       (iii) The third installment of 9,699 of the shares covered by the Option shall become exercisable October 8, 1999.

        (iv) The fourth installment of 9,699 of the shares covered by the Option shall become exercisable on October 8, 2000.

     The foregoing rights are cumulative and while the Employee continues to be employed by the Company, may be exercised up to and including the expiration date set forth in
Section 3.3(a) hereof.

     (b) If the Option has not become exercisable at Termination of Employment, it shall not thereafter become exercisable.

 Section 3.2 - Duration of Exercisability

     Once the Option becomes exercisable it shall remain exercisable until it expires as provided in Section 3.3 hereof.

 Section 3.3 - Expiration of Option

     (a) The Option may not be exercised to any extent by anyone after the first to occur of the following events:

        (i) The expiration of five years from the date the Option was granted; or

       (ii) The expiration of 30 days from the date of the Employee's Termination of Employment unless such Termination of Employment results from the Employee's death, the Employee's lay-off or the Employee's disability within the meaning of Section 72(m)(7) of the Code; or

      (iii) The expiration of three months from the date of the Employee's Termination of Employment by reason of the Employee's lay-off; or

       (iv) The expiration of one year from the date of the Employee's Termination of Employment by reason of the Employee's death or disability (within the meaning of Section
72(m)(7) of the Code).

     (b) Notwithstanding the foregoing, the Committee may, in its absolute discretion and upon such terms and conditions as it deems appropriate, extend the period for the exercise of the Option as set forth in Section 3.3(a)(ii) or (iii) or (iv) hereof, whichever may be applicable, but not beyond the expiration date of the Option as set forth in Section 3.3(a)(i) hereof.

                               ARTICLE IV
                            EXERCISE OF OPTION

 Section 4.1 - Person Eligible to Exercise

     During the lifetime of the Employee, only the Employee may exercise the Option or any portion thereof. After the death of the Employee, any exercisable portion of the Option may, prior to the time when the Option becomes unexercisable under Section 3.3 hereof, be exercised by the Employee's personal representative or by any person empowered to do so under the Employee's will or under the then applicable laws of descent and distribution.

 Section 4.2 - Partial Exercise

     Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof expires under Section 3.3 hereof; provided, however, that each partial exercise shall be for whole shares only.

 Section 4.3 - Manner of Exercise
     The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary or his office of all of the following prior to the time when the Option or such portion expires under Section 3.3 hereof:

     (a) Notice in writing signed by the Employee or other person then entitled to exercise the Option or any portion thereof, stating that the entire Option or a specific portion thereof is thereby exercised, and identifying the Option by the Stock Option Agreement number;

     (b) Full payment in cash, Common Stock of the Company (valued at the mean of the high and low prices on the New York Stock Exchange on the trading day immediately preceding the date of exercise) or a combination thereof, as the Committee may determine in its sole discretion, for the shares with respect to which such Option or portion thereof is exercised; and

     (c) In the event the Option or portion thereof shall be exercised pursuant to Section 4.1 hereof by any person or persons other than the Employee, appropriate proof of the right of such person or persons to exercise the Option.

 Section 4.4 - Issuance of Stock
     The shares of Common Stock deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued shares or issued shares which have then been reacquired by the Company. Such shares shall be fully paid and nonassessable. The Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the following conditions:

     (a)  The admission of such shares to listing on the New
York Stock Exchange on which such class of stock is then listed;

     (b) The completion of any registration or other qualification of such shares under any state or federal law or under rulings or regulations of the Securities and Exchange
Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;

     (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and

     (d) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.

 Section 4.5 - Termination of Employment for Misconduct

     If the employment of the Employee is terminated for fraud, embezzlement, theft, commission of a felony or dishonest conduct or is found to have disclosed confidential information of the Company or any Subsidiary, the Employee shall forfeit all unexercised Options and all exercised Options as to which the Company has not yet delivered the certificates. In making such determination, the Committee shall act fairly and in utmost good faith and shall give full consideration of the facts presented on behalf of both the Company and the Employee.

                                ARTICLE V
                               MISCELLANEOUS

 Section 5.1 - Administration

     The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon the Employee, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan or the Option.

 Section 5.2 - Options not Transferable

     Neither the Option nor any interest or right therein or part thereof shall be liable for the debts, contracts, or engagements of the Employee or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) and any attempted disposition thereof shall be null and void and of no effect; provided, however, that this
Section 5.2 shall not prevent transfer by will or by the applicable laws of descent and distribution.

 Section 5.3 - Withholding

     All amounts which, under federal, state or local law, are required to be withheld from the amount payable with respect to any Option shall be withheld by the Company. Whenever the Company proposes or is required to issue or transfer shares of Common Stock, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state, or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares.

 Section 5.4 - No Right of Continued Service

     Nothing in this Agreement or in the Plan shall confer upon the Employee any right to continue in the employ of the Company or shall interfere with or restrict in any way the rights of the Company, which are hereby expressly reserved, to discharge the Employee.

 Section 5.5 - Shares to be Reserved

     The Company shall at all times during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement.

 Section 5.6 - Notices

     Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Employee shall be addressed to the Employee at the address shown in the Company's personnel files. By a notice given pursuant to this
Section 5.6, either party may hereafter designate a different address for notices to be given to it or him. Any notice which is required to be given to the Employee shall, if the Employee is then deceased, be given to the Employee's personal representative if such representative has previously informed the Company of the representative's status and address by written notice under this Section 5.6. Any notice shall have been deemed duly given when delivered in person, deposited in first class United States mail, postage prepaid, or sent by overnight courier.

 Section 5.7 - Titles

     Titles are provided herein for convenience of reference only and are not to serve as a basis for interpretation or construction of this Agreement.

 Section 5.8 - Notification of Disposition

     With respect to shares acquired through the exercise of any incentive stock option, the Employee shall give prompt notice to the Company of any disposition or other transfer of such shares if such disposition or transfer is made (a) within two years from the date of granting the Option with respect to such shares or (b) within one year after the transfer of such shares to him.
     Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Employee in such disposition or other transfer.

 Section 5.9 - Governing Law

     This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware.

     IN WITNESS WHEREOF, the Company and the Employee have caused this Agreement to be executed and the Employee acknowledges receipt of a copy of the Plan and acceptance of an original copy of this Agreement.

 Attest:                                 AYDIN CORPORATION


/s/ Robert A. Clancy           By: /s/ James R. Henderson
      Secretary             Title: Vice President


      (SEAL)

                            /s/ I. Gary Bard    (SEAL)
                        __________________________
                           Employee Signature


                              I. Gary Bard
                        __________________________
                        Employee Name (Please Print)

                     Employee's Taxpayer
                     Identification Number: ###-##-####

                                                                EXHIBIT 6


     NON-QUALIFIED STOCK OPTION AGREEMENT NO. 96-1.2
                  ISSUED UNDER THE
                 AYDIN CORPORATION
             1996 EQUITY INCENTIVE PLAN


     THIS AGREEMENT (the "Agreement"), dated October 8,
1996, is made by and between Aydin Corporation, a Delaware corporation (hereinafter referred to as the "Company"), and
I. Gary Bard, an employee of the Company (the "Employee").

     WHEREAS, the Company wishes to afford the Employee the opportunity to purchase shares of its common stock, par value
$1.00 per share (the "Common Stock"); and

     WHEREAS, the Company wishes to carry out the Aydin
Corporation 1996 Equity Incentive Plan (the "Plan"), the terms of which are incorporated herein by this reference and made a part of this Agreement; and

     WHEREAS, the Board of Directors of the Company (the "Committee") has determined that it would be to the advantage and best interest of the Company and its stockholders to grant to the Employee the stock option provided for herein as an inducement to remain in the service of the Company, and as an incentive for increased efforts during such service and has advised the Company thereof and instructed the undersigned officers to issue said option;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

                                ARTICLE I
                               DEFINITIONS

     Whenever the following terms are used in this Agreement, they shall have the meaning specified below unless the context clearly indicates to the contrary.

Section 1.1 - Employee

      Employee shall mean directors, officers and other key employees of the Company and its Subsidiaries.

Section 1.2 - Code

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

Section 1.3 - Option

     "Option" shall mean the option to purchase Common Stock granted under this Agreement.

Section 1.4 - Plan

     "Plan" shall mean the Aydin Corporation 1996 Equity
Incentive Plan, as amended from time to time.

Section 1.5 - Secretary

     "Secretary" shall mean the Secretary of the Company.

Section 1.6 - Subsidiary

     "Subsidiary" shall have the same meaning as defined in
Section 425 of the Code.

Section 1.7 - Termination of Employment

     "Termination of Employment" shall mean the time when the employee-employer relationship between the Employee and the Company or any Subsidiary is terminated for any reason, including, but not by way of limitation, a termination by resignation, discharge, lay-off, death or retirement. The Committee, in its absolute discretion, shall determine the effect of all other matters and questions relating to Termination of Employment, including, but not by way of limitation, all questions of whether particular leaves of absence constitute Terminations of Employment.

                               ARTICLE II
                             GRANT OF OPTION

Section 2.1 - Grant of Option

     (a) In consideration of the Employee's agreement to remain in the employ of the Company or its Subsidiary, and for other good and valuable consideration, on the date hereof the Company grants to the Employee the Option to purchase any part or all of an aggregate of 111,204 shares of Common Stock upon the terms and conditions set forth in this Agreement and the Plan.

     (b)  This Option is in addition to any other
options heretofore or hereafter granted to the Employee by the Company.

     The Option granted hereunder is not intended to qualify as an incentive stock option under Section 422 of the Code.

Section 2.2 - Purchase Price

     The purchase price of the shares of Common Stock covered by the Option shall be $10.31 per share without commission or other charge.

Section 2.3 - Adjustments in Option - Acceleration of
Exercisability

     (a) Changes in Capitalization. The number of shares of Common Stock covered by the Option and the price per share of Common Stock covered by the Option shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option.

     (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, declare that the Option shall terminate as of a date fixed by the Committee and give the Employee the right to exercise the Option as to all or any part of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be exercisable.

     (c) Sale or Merger. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Committee, in the exercise of its sole discretion, may take such action as it deems desirable, including, but not limited to: (i) causing the Option to be assumed or an equivalent option to be substituted by such successor corporation or a parent or subsidiary of such successor corporation, (ii) providing that the Employee shall have the right to exercise the Option as to all of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be exercisable, or (iii) declaring that the Option shall terminate at a date fixed by the Committee provided that the Employee is given notice and opportunity to exercise the Option prior to such date.

                               ARTICLE III
                       EXERCISABILITY OF OPTIONS

Section 3.1 - Commencement of Exercisability

     (a) The Option is not exercisable in whole or in part during the first year after the date of its grant.
Thereafter, subject to Section 2.3 hereof, the Option shall become exercisable in four cumulative annual installments as follows:

           (i) The first installment of 27,801 shares covered by the Option shall become exercisable on October 8, 1997.

          (ii)  The second installment of 27,801 shares
covered by the Option shall become exercisable on October 8, 1998.

         (iii) The third installment of 27,801 shares covered by the Option shall become exercisable on October 8, 1999.

          (iv)  The fourth installment of 27,801 shares
covered by the Option shall become exercisable on October 8, 2000.

     The foregoing rights are cumulative and while the Employee continues to be employed by the Company, may be exercised up to and including the expiration date set forth in
Section 3.3(a) hereof.

     (b) If the Option has not become exercisable at Termination of Employment, it shall not thereafter become exercisable.

Section 3.2 - Duration of Exercisability

     Once the Option becomes exercisable it shall remain exercisable until it expires as provided in Section 3.3 hereof.

Section 3.3 - Expiration of Option

     (a) The Option may not be exercised to any extent by anyone after the first to occur of the following events:

        (i) The expiration of five years from the date the Option was granted; or

       (ii) The expiration of 30 days from the date of the Employee's Termination of Employment unless such Termination of Employment results from the Employee's death, the Employee's lay-off or the Employee's disability within the meaning of Section 72(m)(7) of the Code; or

      (iii) The expiration of three months from the date of the Employee's Termination of Employment by reason of the Employee's lay-off; or

       (iv) The expiration of one year from the date of the Employee's Termination of Employment by reason of the Employee's death or disability (within the meaning of Section
72(m)(7) of the Code).

     (b) Notwithstanding the foregoing, the Committee may, in its absolute discretion and upon such terms and conditions as it deems appropriate, extend the period for the exercise of the Option as set forth in Section 3.3(a)(ii) or (iii) or (iv) hereof, whichever may be applicable, but not beyond the expiration date of the Option as set forth in Section 3.3(a)(i) hereof.

                               ARTICLE IV
                           EXERCISE OF OPTION

Section 4.1 - Person Eligible to Exercise

     During the lifetime of the Employee, only the Employee may exercise the Option or any portion thereof. After the death of the Employee, any exercisable portion of the Option may, prior to the time when the Option becomes unexercisable under Section 3.3 hereof, be exercised by the Employee's personal representative or by any person empowered to do so under the Employee's will or under the then applicable laws of descent and distribution.

Section 4.2 - Partial Exercise

     Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof expires under Section 3.3 hereof; provided, however, that each partial exercise shall be for whole shares only.

Section 4.3 - Manner of Exercise

     The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary or his office of all of the following prior to the time when the Option or such portion expires under Section 3.3 hereof:

     (a) Notice in writing signed by the Employee or other person then entitled to exercise the Option or any portion thereof, stating that the entire Option or a specific portion thereof is thereby exercised, and identifying the Option by the Stock Option Agreement number;

     (b) Full payment in cash, Common Stock of the Company (valued at the mean of the high and low prices on the New York Stock Exchange on the trading day immediately preceding the date of exercise) or a combination thereof, as the Committee may determine in its sole discretion, for the shares with respect to which such Option or portion thereof is exercised; and

     (c) In the event the Option or portion thereof shall be exercised pursuant to Section 4.1 hereof by any person or persons other than the Employee, appropriate proof of the right of such person or persons to exercise the Option.

Section 4.4 - Issuance of Stock

     The shares of Common Stock deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued shares or issued shares which have then been reacquired by the Company. Such shares shall be fully paid and nonassessable. The Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the following conditions:

     (a)  The admission of such shares to listing on the New
York Stock Exchange on which such class of stock is then listed;

     (b) The completion of any registration or other qualification of such shares under any state or federal law or under rulings or regulations of the Securities and Exchange
Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;

     (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and

     (d) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.

Section 4.5 - Termination of Employment for Misconduct

     If the employment of the Employee is terminated for fraud, embezzlement, theft, commission of a felony or dishonest conduct or is found to have disclosed confidential information of the Company or any Subsidiary, the Employee shall forfeit all unexercised Options and all exercised Options as to which the Company has not yet delivered the certificates. In making such determination, the Committee shall act fairly and in utmost good faith and shall give full consideration of the facts presented on behalf of both the Company and the Employee.

                                ARTICLE V
                              MISCELLANEOUS

Section 5.1 - Administration

     The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon the Employee, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan or the Option.

Section 5.2 - Options not Transferable

     Neither the Option nor any interest or right therein or part thereof shall be liable for the debts, contracts, or engagements of the Employee or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) and any attempted disposition thereof shall be null and void and of no effect; provided, however, that this
Section 5.2 shall not prevent transfer by will or by the applicable laws of descent and distribution.

Section 5.3 - Withholding

     All amounts which, under federal, state or local law, are required to be withheld from the amount payable with respect to any Option shall be withheld by the Company. Whenever the Company proposes or is required to issue or transfer shares of Common Stock, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state, or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares.

Section 5.4 - No Right of Continued Service

     Nothing in this Agreement or in the Plan shall confer upon the Employee any right to continue in the employ of the Company or shall interfere with or restrict in any way the rights of the Company, which are hereby expressly reserved, to discharge the Employee.

Section 5.5 - Shares to be Reserved

     The Company shall at all times during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement.

Section 5.6 - Notices

     Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Employee shall be addressed to the Employee at the address shown in the Company's personnel files. By a notice given pursuant to this
Section 5.6, either party may hereafter designate a different address for notices to be given to it or him. Any notice which is required to be given to the Employee shall, if the Employee is then deceased, be given to the Employee's personal representative if such representative has previously informed the Company of the representative's status and address by written notice under this Section 5.6. Any notice shall have been deemed duly given when delivered in person, deposited in first class United States mail, postage prepaid, or sent by overnight courier.

Section 5.7 - Titles

     Titles are provided herein for convenience of reference only and are not to serve as a basis for interpretation or construction of this Agreement.

Section 5.8 - Notification of Disposition

     With respect to shares acquired through the exercise of any incentive stock option, the Employee shall give prompt notice to the Company of any disposition or other transfer of such shares if such disposition or transfer is made (a) within two years from the date of granting the Option with respect to such shares or (b) within one year after the transfer of such shares to him. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Employee in such disposition or other transfer.

Section 5.9 - Governing Law

     This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware.

     IN WITNESS WHEREOF, the Company and the Employee have caused this Agreement to be executed and the Employee acknowledges receipt of a copy of the Plan and acceptance of an original copy of this Agreement.

Attest:                                  AYDIN CORPORATION


/s/ Robert A. Clancy           By: /s/ James R. Henderson
      Secretary             Title: Vice President


      (SEAL)

                            /s/ I. Gary Bard    (SEAL)
                        __________________________
                           Employee Signature


                              I. Gary Bard
                        __________________________
                        Employee Name (Please Print)

                     Employee's Taxpayer
                     Identification Number: ###-##-####